British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	May 31, 2001	01/10/15

ISSUER'S ADDRESS	185-10751 Shellbridge Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6X 2W8	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	01/10/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	01/10/15
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2001

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2600 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2001 and May 31, 2000 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2001 and May 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	June Fitzmartyn
October 15, 2001	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2001

ASSETS	2001	2000
Current Assets:	$	$
Cash	897	11,725
Prepaids, accounts and accrued receivables	14,865	5,656
Advances to related companies (Note 3)	892	1,513
	16,654	18,894
Investments (Note 4)	4,026	21,742
Office Equipment (Note 5)	6,154	7,546
Oil and Gas Well Interests (Note 6)	3,027	9,648
Mineral Property Interests (Note 7)	156,699	168,413
Deferred Expenditures:
Exploration and development (Note 7)	1,545,495	1,038,026
Incorporation	1,379	1,379
	1,546,874	1,039,405
	1,733,434	1,265,648
LIABILITIES
Current Liabilities:
Accounts payable	409,689	15,880
Accrued liabilities	26,816	40,769
Estimated liability for income and capital taxes (Note 8)	862	820
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	302,717	283,672
	890,084	419,141
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Note 15)	146,044	146,044
Deficit	(5,323,121)	(5,391,964)
	843,350	774,507
	1,733,434	1,265,648

Approved by the Directors:

J. ROBERTSON                                        J. Robertson

J. LORETTE                                               J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000
	$	$
Mineral Claim Operations:
Revenue:
Proceeds from option agreements (Note 7C)	53,036	37,388
Expenses:
Exploration and development written off re optioned claims	23,033	17,186
Exploration and development written off re inactive claims	2,019	309,542
Property costs written off re lapsed claims	-	22,001
Property costs written off re inactive claims	-	75,999
Property costs written off re optioned claims	11,714	8,367
	36,766	433,095

Net Income (Loss) from Mineral Claim Operations	16,270	(395,707)
Oil and Gas Operations:
Revenue	39,875	16,942
Expenses:
Operating expenses	25,380	8,710
Amortization on wells (Note 6)	6,621	7,533
	32,001	16,242

Net Income (Loss) from Oil and Gas Operations	7,874	699

Net Operating Income (Loss)	24,144	(395,008)
Other Income:
Gain on disposal of investments (Note 4)	218,572	233,885

Net Income (Loss) before other Expenses	242,716	(161,123)
Other Expenses:
Administration expenditures (Schedule A)	173,873	414,546

Net Income (Loss) for the Year	68,843	(575,669)

EARNINGS (LOSS) PER SHARE (Note 8)	0.0030	(0.0251)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,391,964)	(4,816,295)

Add: Net Income (Loss) for the Year	68,843	(575,669)

Deficit at End of Year	(5,323,121)	(5,391,964)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000
	$	$

Management and director's fees (Note 13)	30,000	30,000
Telephone and telecopier	26,318	213
Office rent and utilities (Note 13)	23,442	18,111
Audit, accounting and consulting (Note 13)	21,256	18,909
Financing fees (Note 11)	16,000	-
Office, stationery and delivery	15,490	6,156
Interest on debenture (Note 9)	14,697	14,737
Publicity, promotion and investor relations	9,920	11,520
Secretarial costs	9,177	-
Filing fees	4,324	7,252
Bank charges and interest	3,637	4,787
Transfer agent fees	3,524	5,573
Legal	2,549	9,235
Shareholders and meeting costs	98	252
Foreign exchange loss (gain)	(5,326)	315
Loss on write down of investment (Notes 3 & 4)	-	286,085
Amortization	1,509	1,886
	176,615	415,031
Less: Interest income	2,742	485

Administration Expenditures for the Year	173,873	414,546

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000
	$	$
West Ridge Claims: (Note 7C)
Geophysical survey	5,242	-
Assays, maps and title perfection	-	11,293
	5,242	11,293
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,019	2,018

Gil Venture: (Joint Venture) (Note 7D)
Phase II exploration	525,260	189,022
Exploration and Development for the Year	532,521	202,333
Exploration and Development at Beginning of Year	1,038,026	1,162,421
	1,570,547	1,364,754
Less: Exploration and development written off:
Re inactive claims	2,019	309,542
Re optioned claims	23,033	17,186
	25,052	326,728

Exploration and Development at End of Year	1,545,495	1,038,026

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2001

	2001	2000
	$	$

Operating Activities:
Revenue receipts for the year	81,432	53,550
Receipt of interest income	2,742	485
Refunds of goods and services sale taxes	10,846	3,082
Increase in estimated liability for taxes	42	22
Payment of interest on debenture	(15,000)	(17,800)
Payments to suppliers for goods and services	(200,587)	(150,302)

Cash Flows Provided (Used) by Operating Activities	(120,525)	(110,963)

Financing Activities:
Share Capital Issued (Note 12)	-	25,500
Advances from (to) related companies (Notes 3 & 10)	19,666	(35,172)

Cash Flows Provided by Financing Activities	19,666	(9,672)

Investing Activities:
Proceeds on sale of investments (Note 4)	236,288	248,839
Acquisition of office equipment	(118)	-
Current exploration and development payments	(146,139)	(202,333)

Cash Flows Provided (Used) by Investing Activities	90,031	46,506

Increase (Decrease) in Cash for the Year	(10,828)	(74,129)

Cash (Deficiency) at Beginning of Year	11,725	85,854

Cash (Deficiency) at End of Year	897	11,725

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2001

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
(I)	If wells are productive and connected to gathering systems - wells are depreciated on the straight- line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

(I)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2001

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[I]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive other than to hold 773 shares of KRS (1987) Financial Limited. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2001. If Teryl, Inc. issues shares to others, Teryl Resources Corp. s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2001	2000
LinuxWizardry Systems, Inc. (See Note 4)	891	891
Blue Crow Internet Co. Ltd.	-	621
International Diamond Syndicate Ltd. (See Note 4)	1	1
	892	1,513

The advances to related companies bear no interest and have no fixed repayment terms.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2001

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS s property has no proven economic reserves, so there is little expectation of recovery. See Subsequent Events Note 14 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 2,998 Cdn. at May 31, 2001 (2000 - $ 168,399). In February, 2000, 59,000 shares of LinuxWizardry were sold for $ 248,839 resulting in a gain on disposal of $ 233,885 and in June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2001	2000
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	-
15,880	4,025	21,741
	4,026	21,742

5.	OFFICE FURNITURE consists of:

	Furniture and fixtures - at cost	34,932	34,815

	Less: Accumulated amortization	28,778	27,269

		6,154	7,546

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2 0 0 1			2000
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	304
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	104,664	3,027	9,344
	228,937	219,288	3,027	9,648

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2001	2000
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	49%	B	1	1
West Ridge	Dome Creek, Alaska	100%	C	116,189	127,903
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381

				156,699	168,413

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest (subject to a 2% Net Royalty Interest to Calco) in the Amad mineral claims (2,530.85 acres), located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property in 1995 and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely ($ 307,524), since the claims are not currently being explored and have no proven economic reserves.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to a letter agreement, between Kinross Gold Corporation and Teryl, Inc. dated October 15, 1998 and a formal agreement dated August 1, 1999, Kinross may earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on a work program over five years and paying all property and assessment payments during that time. Teryl, Inc. will retain a 30% vested interest and proportionately share any further expenditures after the five years. Beginning with the fifth anniversary Kinross will pay $ 200,000 US annually as advance royalty payments against future production from the property. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS (Continued):

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2000 and 2001 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 189,022 ($ 126,000 US) in the May, 2000 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2002 year.

E.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., entered into a mineral lease agreement, effective August 1, 1989, with the Estate of Mike Stepovich for a twenty year period, on the seven Stepovich lode claims located in the Dome Creek area of the Fairbanks District of Alaska for annual royalty payments, work commitments and shares, subject to production royalties of between 4% and 13% of Net Smelter Returns. On September 28, 1990, the Company granted an option to Fort Knox Venture to acquire all of Teryl's interest in the Stepovich lease, except for a 10% Net Profit Interest for Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease, under an assignment dated May 29, 1992. In the 1992 and 1991 years, the Company wrote down its property costs and exploration and development expenditures to 10% against option proceeds received. Teryl, Inc. retains a 10% Net Profit Interest in the claims.

F.	ROB:

Pursuant to agreements with Iskut Gold Syndicate, on March 6, 1990, Teryl acquired a 100% interest in the Rob 15 and Rob 16 claims (26 units), situate in the Liard Mining Division of the Province of British Columbia. Teryl retained a 100% interest in the claims, but, in the 1993 year wrote down their acquisition cost to $ 1 and wrote off their exploration and development expenditures entirely, since the claims had no proven economic reserves. The claims subsequently lapsed and were written off entirely at May 31, 2000.

G.	ROCKY MOUNTAIN HOUSE:

Pursuant to a mineral property agreement dated April 8, 1998, between Dave Hodge and Teryl, the Company acquired a 50% interest in an application for 25 explorations permits, in the Rocky Mountain House claims (approximately 525,000 acres), which are located in West Central Alberta, by paying $ 22,000. These claims lapsed in the 2000 year resulting in $ 22,000 in property costs being written off a May 31, 2000.

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2001

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/99	2000	May 31/00	2001	May 31/01
Rob - lapsed	1	(1)	-		-
Silverknife	1		1		1
West Ridge - optioned	136,271	(8,367)	127,903	(11,714)	116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
Amad - inactive	76,000	(75,999)	1		1
Rocky Mtn. House - lapsed	22,000	(22,000)	-	-	-
	274,781	(106,367)	168,413	(11,714)	156,699

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge - optioned	268,586	11,293		5,242
West Ridge - optioned		(17,186)	262,693	(23,033)	244,902
Gil Venture	585,310	189,022	774,332	525,260	1,299,592
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,018		2,019
Silverknife - inactive		(2,018)	-	(2,019)	-
Amad - inactive	307,524	(307,524)	-	-	-
	1,162,421	(124,395)	1,038,026	507,469	1,545,495

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,023,460 available to reduce future taxable income until the year 2008, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,411,125 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests. The amounts so expended would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto. Since the tax deductibility of these expenditures has been renounced to the contributors, the expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2000 - 22,961,937 shares).

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2001

9.	DEBENTURE PAYABLE:	2001	2000
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,433 was accrued to May 31, 2001 (2000 - $ 14,736). Teryl paid Keltic Bryce $ 15,000 interest on April 24, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

Access Information Systems Inc.	24,979	24,495
IAS Communications Inc.	-	621
JGR Petroleum Inc.	64,722	47,937
Rainbow Network	43,172	43,046
Reg Technologies Inc.	(1,979)	12,406
REGI US, Inc.	800	-
SMR Investments Ltd.	171,023	155,167
	302,717	283,672

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. IBK was paid $ 16,000 during the year for work and out of pocket fees.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	30,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2001

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 1999		18,558,174		5,036,788
Year Ended May 31, 2000:
Stock option exercised	A	75,000	0.34	25,500
Total Issued for Cash at May 31, 2000
and May 31, 2001		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2000 and May 31, 2001		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2000 and May 31, 2001		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2000
and MAY 31, 2001		23,033,238		6,020,427

A.	On May 13, 2000, Brian Cherry, a former Director, exercised a Stock Option for 75,000 shares at $ 0.34 per share to net the treasury $ 25,500.

Outstanding Commitments to Issue Shares:
At May 31, 2001, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.20	Feb. 27/02
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.24	Sept. 12/05
Employee's Option	25,000	0.24	Oct. 11/05
	1,625,000

On September 12, 2000, the Company granted a Director s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years.

On October 11, 2000, the Company granted a Employee s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2001

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 18,000 for secretarial services and rent during the current year (2000 - $ 30,000 and $ 18,000 respectively). See Note 7A regarding mineral properties transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares (2000 -85,780 shares) of LinuxWizardry System Inc. (formerly Flame Petro-Minerals Corp.), a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re advances to LinuxWizardry.

Consulting and legal services fees amounting to $ 1,965 (2000 - $ 3,634) were paid to Nodanis Consulting, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,015 (2000 - $ Nil) were paid to J. Lorette, Vice-President of the company.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On September 5, 2001, the Company s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc.reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2001.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have decided to have Teryl Resources Corp. apply for eligibility to trade on US exchanges rather than Teryl, Inc. The subscribers have indicated willingness to accept shares of Teryl Resources Corp. in replacement, subject to regulatory approvals.

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C & 7D regarding mineral claim exploration and development and option agreements.